SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5) *

NetLojix Communications, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

641143 10 2
 (CUSIP Number)

Thomas N. Harding, Esq.
Seed Mackall LLP
1332 Anacapa Street, Suite 200
Santa Barbara, CA 93101
 (805) 963-0669
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

June 27, 2003
(Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d‑1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 641143 10 2

1)         Name of Reporting Person
I.R.S. Identification Nos. of Above Person (Entities only):
Anthony E. Papa

2)         Check the Appropriate Box if a Member of a Group (See Instructions):

(a)        [   ]

(b)        [X]

3)         SEC Use Only:

4)         Source of Funds (See Instructions):
OO  PF

5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
2(e):  [  ]

6)         Citizenship or Place of Organization:
United States of America

Number of Shares                                7)         Sole Voting Power:                   1,403,150

            Beneficially Owned                              8)         Shared Voting Power:                         -0-

by Each Reporting                                9)         Sole Dispositive Power:            1,403,150

Person With                                         10)       Shared Dispositive Power:                   -0-

11)       Aggregate Amount Beneficially Owned by Reporting Person:
2,806,300

12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See  Instructions):
[  ]

13)       Percent of Class Represented by Amount in Row (11):
100%

14)       Type of Reporting Person (See Instructions):
IN

CUSIP No. 641143 10 2

1)         Name of Reporting Person
I.R.S. Identification Nos. of Above Person (Entities only):
James P. Pisani

2)         Check the Appropriate Box if a Member of a Group (See Instructions):

(a)        [   ]

(b)        [X]

3)         SEC Use Only:

4)         Source of Funds (See Instructions):
OO  PF

5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
2(e):  [  ]

6)         Citizenship or Place of Organization:
United States of America

Number of Shares                                7)         Sole Voting Power:                   1,403,150

            Beneficially Owned                              8)         Shared Voting Power:                         -0-

by Each Reporting                                9)         Sole Dispositive Power:            1,403,150

Person With                                         10)       Shared Dispositive Power:                   -0-

11)       Aggregate Amount Beneficially Owned by Reporting Person:
2,806,300

12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See  Instructions):
[  ]

13)       Percent of Class Represented by Amount in Row (11):
100%

14)       Type of Reporting Person (See Instructions):
IN

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of NetLojix Communications, Inc., a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 501 Bath Street, Santa Barbara, California 93101.  The purpose of this filing is to reflect the ownership of such Common Stock by the reporting persons.

This filing amends: (i) the Schedule 13D with respect to Common Stock of the Company (then known as AvTel Communications, Inc.), dated October 23, 1996, filed on behalf of Anthony E. Papa with the Securities Exchange Commission (the "Commission") on October 2, 1997, as previously amended by Schedule 13D (Amendment No. 1), dated January 4, 1999, filed with the Commission on February 8, 1999, Schedule 13D (Amendment No. 2), dated April 30, 2001, filed with the Commission on July 5, 2001, Schedule 13D (Amendment No. 3), dated December 2, 8, 18, 28 and 31, 2002, filed with the Commission on February 19, 2003, and Schedule 13D (Amendment No. 4), dated March 5, 2003, filed with the Commission on March 10, 2003; and (ii) the Schedule 13D with respect to Common Stock of the Company (then known as AvTel Communications, Inc.), dated October 23, 1996, filed on behalf of James P. Pisani with the Commission on October 2, 1997, as previously amended by Schedule 13D (Amendment No. 1), dated January 4, 1999, filed with the Commission on February 8, 1999, Schedule 13D (Amendment No. 2), dated April 30, 2001, filed with the Commission on July 5, 2001, Schedule 13D (Amendment No. 3), dated December 2, 8, 18, 28 and 31, 2002, filed with the Commission on February 19, 2003, and Schedule 13D (Amendment No. 4), dated March 5, 2003, filed with the Commission on March 10, 2003.

NetLojix Acquisitions Corporation ("NAC") was a reporting person under the Schedule 13D (Amendment No. 3), dated December 2, 8, 18, 28 and 31, 2002, filed with the Commission on February 19, 2003.  However, NAC merged with the Company on June 27, 2003, and is no longer a reporting person.

Item 2.  Identity and Background.

1.	Anthony E. Papa
	(a) (b) (c)	Name: Business Address: Principal Occupation:	Anthony E. Papa 501 Bath Street, Santa Barbara, CA 93101 Chairman of the Board of Directors and Chief Executive Officer of NetLojix
		Address:	NetLojix Communications, Inc. 501 Bath Street Santa Barbara, CA 93101
	(d)	Criminal Proceedings:	None
	(e)	Civil Proceedings:	None
	(f)	Citizenship:	United States of America

1.	James P. Pisani
	(a) (b) (c)	Name: Business Address: Principal Occupation:	James P. Pisani 501 Bath Street, Santa Barbara, CA 93101 President, Chief Operating Officer and Secretary of NetLojix
		Address:	NetLojix Communications, Inc. 501 Bath Street Santa Barbara, CA 93101
	(d)	Criminal Proceedings:	None
	(e)	Civil Proceedings:	None
	(f)	Citizenship:	United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

1.         Anthony E. Papa

In July, 1996, Mr. Papa acquired shares of the common stock of AvTel Holdings, Inc., a California corporation ("AHI") for the sum of $1,000 in cash upon the incorporation of AHI. These shares were purchased with his personal funds.  On October 23, 1996, AHI was acquired by the Company (then known as Hi, Tiger International, Inc.), pursuant to the terms of an Acquisition Agreement dated as of August 30, 1996, and amended as of October 22, 1996.  Pursuant to the terms of the Acquisition Agreement, Mr. Papa's shares of AHI common stock were converted into 398,672 shares of the Common Stock of the Company on October 23, 1996.  On July 22, 1996, Mr. Papa acquired 5,000 shares of the Common Stock in open market purchases using his personal funds.  On December 13, 1996, Mr. Papa purchased a total of 107,891 shares of the Common Stock in a private transaction for a total purchase price of $405.92.  Between December 6, 1996 and January 16, 1997 Mr. Papa also acquired a total of 1,400 shares of the Common Stock in open market purchases for a total consideration of $16,800.  All of such shares were acquired through the use of personal funds.

On January 4, 1999, Mr. Papa purchased 250,000 shares of the Company's Common Stock from Ronald L. Jensen in a private transaction for a total purchase price of $562,500.  Mr. Papa borrowed the funds used to purchase such shares from Ronald L. Jensen, and executed full recourse promissory notes in favor of Ronald L. Jensen.  The promissory notes were secured by other shares in the Company already owned by Mr. Papa. As a result of a mutual mistake of fact as to the value of the shares, Mr. Papa and Ronald L. Jensen on August 31, 2001, restructured this transaction and restated the purchase price for such shares as $46,500, the amount of principal that had then been paid by Mr. Papa under the promissory notes.  As a result, the promissory notes, as restated, were satisfied and the security interests in Mr. Papa's other shares were terminated.

On April 30, 2001, Mr. Papa purchased 100,000 shares of Common Stock from the Company for a total purchase price of $1,000.00. These shares were issued pursuant to a Restricted Stock Agreement between Mr. Papa and the Company and were subject to restrictions on transfer and a substantial risk of forfeiture. These restrictions expired on June 26, 2003. He acquired these shares through the use of personal funds.

During the course of his employment with the Company, Mr. Papa was granted options to purchase shares of the Company's Common Stock.  On March 4, 1997, Mr. Papa was granted the right to acquire 31,250 shares of the Company's Common Stock at an exercise price of $3.30 per share. These options expired on March 4, 2002.

On April 1, 1999, Mr. Papa was granted the right to acquire 100,000 shares of the Company's Common Stock at an exercise price of $4.88 per share. Twenty-five percent (25%) of these options vested on each of April 1, 2000, April 1, 2001, April 1, 2002 and April 1, 2003.

On January 10, 2000 Mr. Papa was granted the right to acquire 100,000 shares of the Company's Common Stock at an exercise price of $3.28 per share. Twenty-five percent (25%) of these options vested on each of January 10, 2001, January 10, 2002, January 10, 2003 and May 30, 2003.

In addition, on April 30, 2001, Mr. Papa was granted the right to acquire 400,000 shares of the Company's Common Stock at an exercise price of $0.11 per share. Thirty percent (30%) of these options vested on each of April 30, 2002, and April 30, 2003, and the remaining forty percent (40%) vested on May 30, 2003.

All of Mr. Papa's options were cancelled on June 27, 2003.

The information set forth under the section captioned "3.  NetLojix Acquisitions Corporation" of this Item 3 is incorporated herein by reference.

2.         James P. Pisani.

In July, 1996, Mr. Pisani acquired shares of the common stock of AHI for the sum of $1,000 in cash upon the incorporation of AHI. These shares were purchased with his personal funds. On October 23, 1996, AHI was acquired by the Company, and Mr. Pisani's shares of AHI common stock were converted into 398,672 shares of the Common Stock of the Company.  On December 13, 1996, Mr. Pisani purchased a total of 107,891 shares of the Common Stock of the Company in a private transaction for a total purchase price of $405.92.  Such shares were acquired through the use of personal funds.

On January 4, 1999, Mr. Pisani purchased 250,000 shares of the Company's Common Stock from Ronald L. Jensen in a private transaction for a total purchase price of $562,500.  Mr. Pisani borrowed the funds used to purchase such shares from Ronald L. Jensen, and executed full recourse promissory notes in favor of Ronald L. Jensen.  The promissory notes were secured by other shares in the Company already owned by Mr. Pisani. As a result of a mutual mistake of fact as to the value of the shares, Mr. Pisani and Ronald L. Jensen on August 31, 2001, restructured this transaction and restated the purchase price for such shares as $46,500, the amount of principal that had then been paid by Mr. Pisani under the promissory notes.  As a result, the promissory notes, as restated, were satisfied and the security interests in Mr. Pisani's other shares were terminated.

On April 30, 2001, Mr. Pisani purchased 100,000 shares of Common Stock from the Company for a total purchase price of $1,000.00. These shares were issued pursuant to a Restricted Stock Agreement between Mr. Pisani and the Company and were subject to restrictions on transfer and a substantial risk of forfeiture. These restrictions expired on June 26, 2003. He acquired these shares through the use of personal funds.

During the course of his employment with the Company, Mr. Pisani was granted options to purchase shares of the Company's Common Stock.  On March 4, 1997, Mr. Pisani was granted the right to acquire 31,250 shares of the Company's Common Stock at an exercise price of $3.30 per share. These options expired on March 4, 2002.

On April 1, 1999, Mr. Pisani was granted the right to acquire 100,000 shares of the Company's Common Stock at an exercise price of $4.88 per share. Twenty-five percent (25%) of these options vested on each of April 1, 2000, April 1, 2001, April 1, 2002 and April 1, 2003.

On January 10, 2000 Mr. Pisani was granted the right to acquire 100,000 shares of the Company's Common Stock at an exercise price of $3.28 per share. Twenty-five percent (25%) of these options vested on each of January 10, 2001, January 10, 2002, January 10, 2003 and May 30, 2003.

In addition, on April 30, 2001, Mr. Pisani was granted the right to acquire 400,000 shares of the Company's Common Stock at an exercise price of $0.11 per share. Thirty percent (30%) of these options vested on each of April 30, 2002, and April 30, 2003, and the remaining forty percent (40%) vested on May 30, 2003.

All of Mr. Pisani's options were cancelled on June 27, 2003.

The information set forth under the section captioned "3.  NetLojix Acquisitions Corporation" of this Item 3 is incorporated herein by reference.

3.         NetLojix Acquisitions Corporation.

On December 2, 2002, Mr. Papa and Mr. Pisani (together, the "Executives") agreed to propose a going-private transaction to the Board of Directors of the Company.  Under the terms of this proposal, a corporation to be formed by the Executives would merge with and into the Company, with the Company as the surviving corporation.  The newly-formed corporation would pay $0.02 in cash, without interest, for each outstanding share of the Company's Common Stock (other than any shares owned by the Executives, NAC or any dissenting stockholders).   The Company would continue operations as a privately held corporation.  Pursuant to their agreement, the Executives made this proposal to the Board of Directors at a meeting on December 2, 2002.  On December 27, 2002, the Executives caused NAC to be incorporated as a Delaware corporation to proceed with this going-private transaction.

The Executives each orally agreed to contribute, prior to the effective time of the merger, their respective shares of the Company's Common Stock (other than certain restricted shares) to NAC in exchange for shares of NAC common stock.

On December 18, 2002, the Executives (on behalf of NAC) entered into a letter agreement with DTL One, LLC, a Nevada limited liability company ("DTL"), which is owned and managed by Jeffrey J. Jensen, a director of the Company.  Pursuant to this letter agreement, DTL agreed to lend $300,000 to NAC (the "NAC Loan") in connection with the acquisition of all of the outstanding shares of the Company's Common Stock by NAC through the merger of NAC with and into the Company.  Upon the successful completion of the merger, the NAC Loan was combined with the then outstanding principal balance of an existing working capital loan from DTL to the Company, and secured by the assets of the Company.  The NAC Loan has an initial interest rate of 7%, which rate is to increase to 10% over the repayment term.  The NAC Loan is not secured by any of the Company's Common Stock.

Pursuant to an Agreement and Plan of Merger, dated as of December 28, 2002 (the "Merger Agreement"), by and between the Company and NAC, and subject to the approval of the stockholders of the Company, NAC was to merge with and into the Company, with the Company as the surviving corporation.  The stockholders of the Company approved the Merger Agreement and the merger at a special meeting held on June 26, 2003.

Immediately after the special meeting of stockholders, the Executives each transferred 856,563 shares of the Company's common stock to NAC so that, immediately prior to the merger, NAC owned 1,713,126 shares of the common stock, representing approximately 11.7% of the 14,695,149 shares of the common stock then outstanding.  Each of the Executives owned 1,403,150 shares of NAC common stock, which were converted into 1,403,150 shares of the Company's common stock in the merger.

The merger became effective on June 27, 2003, when a Certificate of Merger was filed with the Secretary of State of the State of Delaware (the "effective time"). Pursuant to the merger agreement, at the effective time, NAC was merged with and into the Company, with the Company surviving the merger, and each issued and outstanding share of the Company's common stock was converted into the right to receive $0.02 in cash without interest (the "merger consideration"), except that: (i) shares of common stock held as treasury stock immediately prior to the effective time were canceled without any payment therefor; (ii) shares of common stock held by NAC immediately prior to the effective time of the merger were canceled without any payment therefor; and (iii) shares of common stock held by stockholders who perfect their appraisal rights will not receive the merger consideration but instead will be subject to appraisal in accordance with Delaware law.  Also at the effective time, the outstanding common stock of NAC (all of which was owned by the Executives) was converted into common stock of the Company.  As a result, all of the common stock of the Company is now owned by the Executives.  All outstanding stock options were cancelled as of the effective time. 6,400 shares of common stock owned by Mr. Papa were converted into the right to receive the merger consideration.

Shortly after the public announcement of the Executives' proposal to acquire the Company, Jeffrey J. Jensen and his adult siblings, Jami J. Jensen and Julie J. Jensen, requested that the Executives purchase their shares of the Company's Common Stock.  The Executives agreed and caused Next2 Partners, LLC, a limited liability company wholly owned and managed by the Executives ("Next2"), to enter into (i) a letter agreement with Jeffrey J. Jensen dated December 8, 2002, with respect to the purchase of 851,738 shares of Common Stock, (ii) a letter agreement with Jami J. Jensen dated December 18, 2002, with respect to the purchase of 851,738 shares of Common Stock, and (iii) a letter agreement with Julie J. Jensen dated December 8, 2002, with respect to the purchase of 851,738 shares of Common Stock.   On December 30, 2002, Next2 assigned to NAC its rights under the foregoing letter agreements. On December 31, 2002, NAC purchased the foregoing shares, and also purchased 261,939 shares of Common Stock from Janet J. Jensen and 24,124 shares of Common Stock from the Janet Jarie Jensen Foundation.  The purchase price for all such shares of the Company's Common Stock was $0.02 per share. NAC acquired these 2,841,277 shares of the Company's Common Stock with funds loaned to it by DTL pursuant to the NAC Loan.

On March 5, 2003, NAC executed rescission agreements with each of Jeffrey J. Jensen, Jami J. Jensen, Julie J. Jensen, Janet J. Jensen and the Janet Jarie Jensen Foundation rescinding the December 31, 2002 stock purchases and canceling any related letter agreements.

On or about December 28, 2002, NAC obtained an oral agreement with Tommy Lin and Patrick Lin, the holders of all of the outstanding shares of the Company's Preferred Stock. On February 25, 2003, NAC received a counterpart, executed by Tommy Lin and Patrick Lin, of the written document prepared by NAC to evidence this oral agreement in substantially the form previously filed (the "Consent Agreement").

Tommy Lin owns 98,850 shares of Preferred Stock and Patrick Lin owns 48,850 shares of Preferred Stock.  The Preferred Stock is currently convertible into Common Stock on a one-for-one basis.  The Preferred Stock is nonvoting.  By entering into the Consent Agreement, Tommy Lin and Patrick Lin approved the Merger Agreement and the merger. Tommy Lin and Patrick Lin continue to own the shares of Preferred Stock set forth above, although the terms of such preferred stock were modified as part of the merger.

Item 4.  Purpose of Transaction.

The Executives formed NAC solely for the purpose of engaging in the transactions contemplated by the Merger Agreement.

Item 3 is incorporated herein by reference.

A definitive proxy statement on Schedule 14A and a Rule 13e-3 transaction statement on Schedule 13E-3 were filed with the Commission in connection with the going private transaction described above.

Item 5.  Interest in Securities of the Issuer.

1.         Anthony E. Papa

(a)  Mr. Papa beneficially owns 1,403,150 shares of the Common Stock, which represents 50% of the Company's Common Stock outstanding on the date of this filing.

By virtue of their relationship as described in this filing, Mr. Papa and Mr. Pisani may be deemed to constitute a "group" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Act.  If Mr. Papa is deemed to have acquired beneficial ownership of the shares of Common Stock owned by Mr. Pisani, then Mr. Papa beneficially owns 2,806,300 shares of the Common Stock which represents 100% of the Company's Common Stock outstanding on the date of this filing.

Nothing in this filing shall be construed as an admission by Mr. Papa that he is the beneficial owner of any Common Stock other than the 1,403,150 shares referenced in the first paragraph of this section (a) above.  Mr. Papa disclaims beneficial ownership of all other shares.

(b)  Mr. Papa has sole voting and dispositive power over 1,403,150 shares of the Common Stock.

(c)  Item 3 is incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

2.         James P. Pisani

(a)  Mr. Pisani beneficially owns 1,403,150 shares of the Common Stock, which represents 50% of the Company's Common Stock outstanding on the date of this filing.

By virtue of their relationship as described in this filing, Mr. Papa and Mr. Pisani may be deemed to constitute a "group" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Act.  If Mr. Pisani is deemed to have acquired beneficial ownership of the shares of Common Stock owned by Mr. Papa and NAC, then Mr. Pisani beneficially owns 2,806,300 shares of the Common Stock which represents 100% of the Company's Common Stock outstanding on the date of this filing.

Nothing in this filing shall be construed as an admission by Mr. Pisani that he is the beneficial owner of any Common Stock other than the 1,403,150 shares referenced in the first paragraph of this section (a) above.  Mr. Pisani disclaims beneficial ownership of all other shares.

(b)  Mr. Pisani has sole voting and dispositive power over 1,403,150 shares of the Common Stock.

(c)  Item 3 is incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the       Issuer.

The information set forth in Items 3 and 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

A.        Restricted Stock Agreement dated April 30, 2001, between Anthony E. Papa and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7A to Amendment No. 2 to Schedule 13D filed by Anthony E. Papa on June 28, 2001).

B.        Employee Stock Option Agreement dated April 30, 2001, between Anthony E. Papa and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7B to Amendment No. 2 to Schedule 13D filed by Anthony E. Papa on June 28, 2001).

C.       1998 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to NetLojix Communications, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999).

D.        Restricted Stock Agreement dated April 30, 2001, between James P. Pisani and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7A to Amendment No. 2 to Schedule 13D filed by James P. Pisani on June 28, 2001).

E.         Employee Stock Option dated April 30, 2001, between James P. Pisani and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7B to Amendment No. 2 to Schedule 13D filed by James P. Pisani on June 28, 2001).

F.         Agreement and Plan of Merger dated as of December 28, 2002, between NetLojix Communications, Inc. and NetLojix Acquisitions Corporation (incorporated herein by reference to Appendix A to the preliminary proxy statement on Schedule 14A filed by NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

G.        Letter agreement dated December 8, 2002 between Jeffrey J. Jensen and Next2 Partners, LLC (incorporated herein by reference to Exhibit (d)(2) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

H.        Letter agreement dated December 18, 2002 between Jami J. Jensen and Next2 Partners, LLC (incorporated herein by reference to Exhibit (d)(3) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

I.          Letter agreement dated December 8, 2002 between Julie J. Jensen and Next2 Partners, LLC (incorporated herein by reference to Exhibit (d)(4) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

J.          Letter agreement dated December 18, 2002, between the Executives (on behalf of NAC) and DTL with respect to the NAC Loan (incorporated herein by reference to Exhibit (b) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

K.        Consent Agreement dated February 25, 2003, among NAC, Tommy Lin and Patrick Lin (incorporated by reference to Exhibit 7K to Amendment No. 3 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on February 19, 2003).

L.         Agreement of Joint Filing dated February 18, 2003, among Anthony E. Papa, James P. Pisani and NetLojix Acquisitions Corporation (incorporated by reference to Exhibit 7L to Amendment No. 3 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on February 19, 2003).

M.        Rescission Agreement dated February 28, 2003, between Jeffrey J. Jensen and NAC (executed on behalf of NAC on March 5, 2003) (incorporated by reference to Exhibit 7M to Amendment No. 4 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on March 10, 2003).

N.        Rescission Agreement dated February 28, 2003, between Jami J. Jensen and NAC (executed on behalf of NAC on March 5, 2003) (incorporated by reference to Exhibit 7N to Amendment No. 4 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on March 10, 2003).

O.        Rescission Agreement dated February 28, 2003, between Julie J. Jensen and NAC (executed on behalf of NAC on March 5, 2003) (incorporated by reference to Exhibit 7O to Amendment No. 4 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on March 10, 2003).

P.         Rescission Agreement dated February 28, 2003, between Janet J. Jensen and NAC (executed on behalf of NAC on March 5, 2003) (incorporated by reference to Exhibit 7P to Amendment No. 4 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on March 10, 2003).

Q.        Rescission Agreement dated February 28, 2003, between Janet Jarie Jensen Foundation and NAC (executed on behalf of NAC on March 5, 2003) (incorporated by reference to Exhibit 7Q to Amendment No. 4 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on March 10, 2003).

Signatures

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2003.                                      /s/ ANTHONY E. PAPA
Anthony E. Papa

Dated:  July 18, 2003.                                      /s/ JAMES P. PISANI
James P. Pisani

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

7A.      Restricted Stock Agreement dated April 30, 2001, between Anthony E. Papa and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7A to Amendment No. 2 to Schedule 13D filed by Anthony E. Papa on June 28, 2001).

7B.      Employee Stock Option Agreement dated April 30, 2001, between Anthony E. Papa and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7B to Amendment No. 2 to Schedule 13D filed by Anthony E. Papa on June 28, 2001).

7C.     1998 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to NetLojix Communications, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999).

7D.      Restricted Stock Agreement dated April 30, 2001, between James P. Pisani and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7A to Amendment No. 2 to Schedule 13D filed by James P. Pisani on June 28, 2001).

7E.       Employee Stock Option dated April 30, 2001, between James P. Pisani and NetLojix Communications, Inc. (incorporated by reference to Exhibit 7B to Amendment No. 2 to Schedule 13D filed by James P. Pisani on June 28, 2001).

7F.       Agreement and Plan of Merger dated as of December 28, 2002, between NetLojix Communications, Inc. and NetLojix Acquisitions Corporation (incorporated herein by reference to Appendix A to the preliminary proxy statement on Schedule 14A filed by NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

7G.      Letter agreement dated December 8, 2002 between Jeffrey J. Jensen and Next2 Partners, LLC (incorporated herein by reference to Exhibit (d)(2) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

7H.      Letter agreement dated December 18, 2002 between Jami J. Jensen and Next2 Partners, LLC (incorporated herein by reference to Exhibit (d)(3) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

7I.        Letter agreement dated December 8, 2002 between Julie J. Jensen and Next2 Partners, LLC (incorporated herein by reference to Exhibit (d)(4) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

7J.        Letter agreement dated December 18, 2002, between the Executives (on behalf of NAC) and DTL with respect to the NAC Loan (incorporated herein by reference to Exhibit (b) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Executives, NAC and NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

7K.      Consent Agreement dated February 25, 2003, among NAC, Tommy Lin and Patrick Lin (incorporated by reference to Exhibit 7K to Amendment No. 3 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on February 19, 2003).

7L.       Agreement of Joint Filing dated February 18, 2003 among Anthony E. Papa, James P. Pisani and NetLojix Acquisitions Corporation (incorporated by reference to Exhibit 7L to Amendment No. 3 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on February 19, 2003).

7M       Rescission Agreement dated February 28, 2003, between Jeffrey J. Jensen and NAC (executed on behalf of NAC on March 5, 2003) (incorporated by reference to Exhibit 7M to Amendment No. 4 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on March 10, 2003).

7N.      Rescission Agreement dated February 28, 2003, between Jami J. Jensen and NAC (executed on behalf of NAC on March 5, 2003) (incorporated by reference to Exhibit 7N to Amendment No. 4 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on March 10, 2003).

7O.      Rescission Agreement dated February 28, 2003, between Julie J. Jensen and NAC (executed on behalf of NAC on March 5, 2003) (incorporated by reference to Exhibit 7O to Amendment No. 4 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on March 10, 2003).

7P.       Rescission Agreement dated February 28, 2003, between Janet J. Jensen and NAC (executed on behalf of NAC on March 5, 2003) (incorporated by reference to Exhibit 7P to Amendment No. 4 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on March 10, 2003).

7Q.      Rescission Agreement dated February 28, 2003, between Janet Jarie Jensen Foundation and NAC (executed on behalf of NAC on March 5, 2003) (incorporated by reference to Exhibit 7Q to Amendment No. 4 to Schedule 13D filed by Anthony E. Papa, James P. Pisani and NAC on March 10, 2003).

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